January 29, 2013

VIA EDGAR – FORM DEL AM

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Compass EMP Funds Trust Registration Statement on Form N-14 (File No. 333-185750)

Dear Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Compass EMP Funds Trust (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-185750).  The Registration Statement was filed with the Securities and Exchange Commission on December 31, 2012 and was scheduled to go effective January 30, 2013, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Nashville and the State of Tennessee on the 29th day of January, 2013.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call Jeffrey Skinner at Kilpatrick Townsend & Stockton LLP at 336-607-7512.

Very truly yours,

/s/ Stephen M. Hammers

Stephen M. Hammers

President

Compass EMP Funds Trust